UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  9)1

Rural/Metro Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

781748108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,138,381
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,138,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,173,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,273
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 121,273
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 410,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 410,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.65%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,259,654
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,259,654
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,173,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,432,766
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,432,766
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated as follows:

As of May 5, 2009, 2009, Accipiter Life Sciences Fund II (QP), LP no longer owned any Shares.  Accordingly, Accipiter Life Sciences Fund II (QP), LP is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 9 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(a)           This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALS Fund”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“ALS Fund Offshore”), Accipiter Life Sciences Fund II, LP, a Delaware limited partnership (“ALS Fund II” and together with ALS Fund and ALS Fund Offshore, the “Accipiter Entities”), Accipiter Life Sciences Fund II (Offshore), Ltd., a Cayman Islands company, which is in voluntary liquidation (“ALS Fund II Offshore”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Accipiter Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens Capital”) and Gabe Hoffman.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Candens Capital is the general partner of each of ALS Fund and ALS Fund II.  Accipiter Management is the investment manager of ALS Fund Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Shares owned by the Accipiter Entities.

(b)           The principal business address of each Reporting Person filing this statement, other than ALS Fund II Offshore, is 666 5th Avenue, 35th Floor, New York, New York 10103.  The principal business address of ALS Fund II Offshore is c/o Simon Whicker, Liquidator, KPMG, P.O. Box 493, Century Yard, Cricket Square, Grand Cayman KY1-106, Cayman Islands.  The officers and directors of ALS Fund II Offshore and their principal  occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of ALS Fund Offshore and their principal occupations and business addresses are set forth on Schedule B to Amendment No. 6 to the Schedule 13D and incorporated by reference in this Item 2.

(c)           The principal business of each of the Accipiter Entities and ALS Fund II Offshore is investing in securities.  The principal business of Candens Capital is acting as the general partner of each of ALS Fund and ALS Fund II.  The principal business of Accipiter Management is acting as the investment manager of ALS Fund Offshore.  The principal occupation of Mr. Hoffman is acting as managing member of Accipiter Management and Candens Capital.

CUSIP NO. 781748108

(d)           No Reporting Person, nor any person listed on Schedule B to Amendment No. 6 to the Schedule 13D, incorporated herein by reference in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B to Amendment No. 6 to the Schedule 13D, incorporated herein by reference in this Item 2, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Hoffman is a citizen of the United States of America.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,138,381 Shares owned by ALS Fund is $6,153,583, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 121,273 Shares owned by ALS Fund II is $308,033, including brokerage commissions.  The Shares owned by ALS Fund II were acquired with partnership funds.

The aggregate purchase price of the 1,173,112 Shares owned by ALS Fund Offshore is $6,236,485, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

The aggregate purchase price of the 410,268 Shares owned by ALS Fund II Offshore is $2,569,689, including brokerage commissions.  The Shares owned by ALS Fund II Offshore were acquired using its working capital.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,854,103 Shares outstanding, which is the total number of Shares outstanding as of August 31, 2009 as reported in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on September 9, 2009.

As of the close of business on October 5, 2009, ALS Fund and ALS Fund II beneficially owned 1,138,381 Shares and 121,273 Shares, respectively, constituting approximately 4.58% and less than one percent of the Shares outstanding, respectively.  As the general partner of each of ALS Fund and ALS Fund II, Candens Capital may be deemed to beneficially own the 1,259,654 Shares collectively owned by ALS Fund and ALS Fund II, constituting approximately 5.07% of the Shares outstanding.

CUSIP NO. 781748108

As of the close of business on October 5, 2009, ALS Fund Offshore and ALS Fund II Offshore beneficially owned 1,173,112 Shares and 410,268 Shares, respectively, constituting approximately 4.72% and 1.65% of the Shares outstanding, respectively.  As the investment manager of ALS Fund Offshore, Accipiter Management may be deemed to beneficially own the 1,173,112 Shares owned by ALS Fund Offshore, constituting approximately 4.72% of the Shares outstanding.

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 2,432,766 Shares collectively owned by the Accipiter Entities, constituting approximately 9.79% of the Shares outstanding.  Mr. Hoffman has sole voting and dispositive power with respect to the 2,432,766 Shares owned by the Accipiter Entities by virtue of his authority to vote and dispose of such Shares.

Item 5(c) is hereby amended to add the following:

Schedule A annexed hereto lists all transactions by the Reporting Persons since the 60th day prior to the date of the event which required the filing of this Amendment No. 9.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On October 5, 2009, ALS Fund, ALS Fund Offshore, ALS Fund II, ALS Fund II Offshore, Accipiter Management, Candens Capital and Gabe Hoffman entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 9 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

99.1.
Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated October 5, 2009.

CUSIP NO. 781748108

  SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2009	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	/s/ Kris Beighton
Kris Beighton, Joint Voluntary Liquidator

CUSIP NO. 781748108

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

CUSIP NO. 781748108

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER

All transactions were effected in the open market.

Class of Security	Quantity Purchased/(Sold)*	Price Per Unit ($)	Date of Purchase/Sale

Accipiter Life Sciences Fund, LP

None

Affiliates of Accipiter Life Sciences Fund, LP

Accipiter Life Sciences Fund II, LP

Common Stock	(16,100)	4.1367	9/09/2009
Common Stock	(7,200)	3.9856	9/10/2009
Common Stock	(1,600)	4.0088	9/10/2009
Common Stock	(3,200)	4.0250	9/11/2009
Common Stock	(17,900)	4.0435	9/11/2009
Common Stock	(4,700)	4.0132	9/11/2009
Common Stock	(1,400)	4.0543	9/14/2009
Common Stock	(1,440)	3.9597	9/15/2009
Common Stock	(1,340)	3.9799	9/15/2009
Common Stock	(3,468)	3.9983	9/15/2009
Common Stock	(5,200)	3.9942	9/16/2009
Common Stock	(7,020)	4.0302	9/16/2009
Common Stock	(12,600)	4.0787	9/17/2009
Common Stock	(143,200)	4.0699	9/17/2009
Common Stock	(10,800)	4.1183	9/17/2009
Common Stock	(8,900)	4.1206	9/18/2009
Common Stock	(8,400)	4.1602	9/18/2009
Common Stock	(31,900)	4.1348	9/18/2009

* Each of the sales disclosed on this Schedule A were exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-2(d).

CUSIP NO. 781748108

Class of Security	Quantity Purchased/(Sold)*	Price Per Unit ($)	Date of Purchase/Sale

Common Stock	(2,293)	4.1579	9/21/2009
Common Stock	(139,904)	4.0699	9/21/2009
Common Stock	(2,303)	4.1646	9/21/2009
Common Stock	(500)	4.1400	9/21/2009
Common Stock	(3,199)	4.3589	9/22/2009
Common Stock	(1,364)	4.4238	9/22/2009
Common Stock	(165)	4.4242	9/22/2009
Common Stock	(4,060)	4.4074	9/22/2009
Common Stock	(462)	4.4329	9/22/2009
Common Stock	(14,703)	4.1926	9/30/2009
Common Stock	(6,075)	4.3174	9/30/2009
Common Stock	(50,000)	4.2700	9/30/2009
Common Stock	(400)	4.2900	9/30/2009
Common Stock	(7,200)	4.2254	9/30/2009
Common Stock	(8,650)	4.1600	10/2/2009
Common Stock	(5,500)	4.1184	10/5/2009
Common Stock	(3,740)	4.1147	10/5/2009
Common Stock	(200)	4.1950	10/5/2009

Accipiter Life Sciences Fund (Offshore), Ltd.

None

Accipiter Life Sciences Fund II (Offshore), Ltd.

Common Stock	(16,172)	4.3590	9/22/2009
Common Stock	(6,898)	4.4237	9/22/2009
Common Stock	(835)	4.4228	9/22/2009
Common Stock	(20,519)	4.4074	9/22/2009
Common Stock	(2,338)	4.4320	9/22/2009
Common Stock	(21,300)	4.3169	9/23/2009
Common Stock	(2,210)	4.3783	9/23/2009
Common Stock	(12,400)	4.3382	9/23/2009
Common Stock	(18,454)	4.2754	9/24/2009

* Each of the sales disclosed on this Schedule A were exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-2(d).

CUSIP NO. 781748108

Class of Security	Quantity Purchased/(Sold)*	Price Per Unit ($)	Date of Purchase/Sale

Common Stock	(33,700)	4.2934	9/24/2009
Common Stock	(12,400)	4.3699	9/25/2009
Common Stock	(55,563)	4.3317	9/28/2009
Common Stock	(1,480)	4.4000	9/28/2009
Common Stock	(8,200)	4.4413	9/28/2009
Common Stock	(2,286)	4.2944	9/29/2009
Common Stock	(261)	4.2950	9/29/2009
Common Stock	(17,765)	4.2943	9/29/2009

Accipiter Life Sciences Fund II (QP), LP

None

Accipiter Capital Management, LLC

None

Candens Capital, LLC

None

Gabe Hoffman

None

* Each of the sales disclosed on this Schedule A were exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-2(d).

CUSIP NO. 781748108

SCHEDULE B

Persons Controlling Accipiter Life Sciences Fund II (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Kris Beighton, Liquidator	Restructuring, KPMG	KPMG, P.O. Box 493 Century Yard, Cricket Square Grand Cayman KY1-106 Cayman Islands	United Kingdom

Simon Whicker, Liquidator	Restructuring, KPMG	KPMG, P.O. Box 493 Century Yard, Cricket Square Grand Cayman KY1-106 Cayman Islands	United Kingdom